EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2006
Basic Weighted Average Shares Outstanding	14,303,517.87
Diluted	14,303,517.87
Average Shares Outstanding	14,303,517.87
Common Stock Equivalents	14,303,517.87

	Year Ended December 31, 2005
	Shares	Earnings Per Share
Basic Weighted Average Shares Outstanding	14,303,368.72
Diluted	14,303,368.72
Average Shares Outstanding	14,303,368.72
Common Stock Equivalents	14,303,368.72